UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 2, 2020

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 3.	Material Modification to Rights of Securityholders.

See Item 8 below for a full description of the transactions that were effected as of December 2, 2020, the details of which are incorporated herein by reference. The rights of the holders of the shares of the Company’s Class A Voting Common Stock and the Class B Non-Voting Common Stock (collectively the “Common Stock”) that were sold in the prior Regulation A securities offering are described in the Company’s Certificate of Incorporation, as well as in the Company’s Bylaws, as both documents were amended and restated as of December 2, 2020. The Revised and Amended Certificate of Incorporation (a copy of which is attached as an exhibit hereto) authorized the creation of the Series A Preferred Stock for issuance by the Company and established the rights, preferences, privileges and restrictions thereof, among other matters. The Company issued all of the authorized shares of the Series A Preferred Stock, as set forth below. Holders of the shares of the Series A Preferred Stock have various voting rights, rights of first refusal, liquidation rights, and preferential rights to be represented and to vote while serving on the Company’s Board of Directors, all of which may impact the rights of the holders of the Company’s Common Stock upon the occurrence of various future events. However, Ms. Phoenix, who approved these transactions and agreements as a majority owner of the Company’s Class A Voting Common Stock, remains the owner of a majority of the Company’s Class A Voting Common Stock.

Item 8.	Certain Unregistered Sales of Equity Securities

On December 2, 2020, Feel the World, Inc., d.b.a. Xero Shoes (the “Company”), entered into a Stock Purchase and Exchange Agreement (the “SPA”) with the following parties: Lena Phoenix, (the “Selling Stockholder”), and TZP Group Investments, L.P. (“TZP GI”), TZP Group Holdings, L.P. (“TZP GH”), and JKLM Advisors, LLC (“JKLM”) (collectively the “Purchasers”). All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the SPA, which is attached hereto as Exhibit 1.

Pursuant to the SPA, effective as of December 2, 2020, TZP GI purchased 1,054,196 shares of the Company’s Class A Voting Common Stock from the Selling Shareholder for $3,579,629.17 in cash, and TZP GH purchased 50,175 shares of the Company’s Class A Voting Common Stock from the Selling Stockholder for $170,373 in cash, representing a per share price of $3.3956 (the “Founder Sale”). The total number of shares of Class A Voting Common Stock sold by the Selling Stockholder to TZP GI and TZP GH is 1,104,371 (the “Secondary Shares”), which leaves the Selling Stockholder with a total of 4,895,629 shares of the Company’s outstanding Class A Voting Common Stock. The Founder Sale was a private sale of restricted securities by an affiliate of the Company to accredited investors and was therefore exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Immediately following the Founder Sale, the Company exchanged the Secondary Shares owned by TZP GI and TZP GH, respectively, for the same number of shares of newly-issued Series A Preferred Stock, par value $0.0001 per share, and the Purchasers purchased from the Company additional shares of the Series A Preferred Stock for a per share price of $3.3956 in the following amounts: TZP GI: 220,874; TZP GH: 2,311,814; and JKLM: 44,175 (the “Purchased Shares”). An aggregate cash purchase price of $8,749,996.00 was paid by the Purchasers to the Company for such stock purchases on the Closing Date. The Company shall use the proceeds from the issuance of the Purchased Shares for marketing and other general working capital purposes.

The sale of the shares of the Company’s Series A Preferred Stock to the Purchasers was done pursuant to Rule 506(b) of Regulation D of the Securities Act and a Form D will be filed on a timely basis hereafter with the U.S. Securities and Exchange Commission (the “SEC”). Other filings pursuant to applicable state securities laws may also be required.

At a meeting held on November 30, 2020, all of the members of the Board determined that the terms of the SPA, including the terms of the agreements attached to the SPA as exhibits thereto, all of which are attached as exhibits hereto and incorporated herein by reference, were in the best interests of the Company and its stockholders given the few alternatives available to growing the business of the Company without additional cash on the balance sheet and the uncertainties related to the ongoing COVID-19 pandemic.

Pursuant to a Written Consent, as permitted by Section 228 of the Delaware General Corporation Law, Ms. Phoenix, as the holder of a majority of the outstanding capital stock of the Company, voted to approve (a) the amendment and restatement of the Company’s Certificate of Incorporation pursuant to the SPA, (b) the amendment and restatement of the Company’s Bylaws, and (c) the election of Erin Edwards and Marc Schneider to the Company’s Board of Directors following the resignations of Michele Demark and Dennis Driscoll as members of the Company’s Board of Directors, all effective as of December 2, 2020. In such Written Consent, Ms. Phoenix affirmed her determination, after careful consideration, that the issuance of the Series A Preferred Stock to the Purchasers pursuant to the terms and conditions of the SPA and the related agreements were just and equitable and fair as to the Company and the stockholders of the Company. In addition to this filing, a written notice to all of the Company’s stockholders regarding Ms. Phoenix’s written consent to the transactions described above will be sent to them promptly.

Exhibits

Exhibit No.	Description

2.1	Second Amended and Restated Certificate of Incorporation of Feel the World, Inc.

2.2	Second Amended and Restated Bylaws of Feel the World, Inc.

3.1	Stock Purchase and Exchange Agreement

3.2	Investors’ Rights Agreement

3.3	Voting Agreement

3.4	Right of First Refusal and Co-Sale Agreement

3.5	Management Rights Letter

6.1	Management Services Agreement

6.2	Form of Indemnification Agreement

12.1	Legal Opinion of Jones & Keller, P.C.

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: December 8, 2020	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer